CONSENT OF WILLIAM MERCER

I consent to the inclusion in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended May 31, 2015 (the “MD&A”), of references to my name with respect to technical and resource information related to the Nechalacho Rare Earth Elements Project and other properties and assets of the Company (the “Technical Information”).

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to my name and the Technical Information in the MD&A.

Dated: July 14, 2015

/s/ Dr. William Mercer
Dr. William Mercer P. Geo., Vice-President,
Exploration of Avalon Rare Metals Inc.